John L. Reizian
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103-1105
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

June 20, 2011

U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC  20549-0506

Re:         Lincoln Life Flexible Premium Variable Life Account S (the “Account”)
The Lincoln National Life Insurance Company (“Lincoln”)
File No. 333-125790; 811-09241; CIK: 0001080299
Post-Effective Amendment No. 11, Form N-6, Rule 485(a)

Dear Sir or Madam:

Today we are electronically filing on EDGAR a post-effective amendment to the referenced registration statement to add a supplement to the prospectus.  The purpose of the amendment is to add a new optional rider to the policy, the Surrender Value and Loan Enhancement Rider.

Should you have any questions or comments with regard to this filing, please contact me at (860) 466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel